Exhibit 99.1

GDS Reports

First Quarter 2021 Results

GDS Holdings Limited Reports First Quarter 2021 Results

Shanghai, China, May 20, 2021 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Net revenue increased by 37.5% year-over-year (“Y-o-Y”) to RMB1,706.0 million (US$260.4 million) in the first quarter of 2021 (1Q2020: RMB1,240.4 million).

•	Service revenue increased by 38.3% Y-o-Y to RMB1,704.5 million (US$260.2 million) in the first quarter of 2021 (1Q2020: RMB1,232.6 million).

•	Net loss was RMB278.7 million (US$42.5 million) in the first quarter of 2021, compared with a net loss of RMB92.0 million in the first quarter of 2020.

•	Adjusted EBITDA (non-GAAP) increased by 43.0% Y-o-Y to RMB817.9 million (US$124.8 million) in the first quarter of 2021 (1Q2020: RMB572.1 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) increased to 47.9% in the first quarter of 2021 (1Q2020: 46.1%).

Operating Highlights

•	Total area committed and pre-committed by customers increased by 23,723 square meters (“sqm”) in the first quarter of 2021 to 425,277 sqm as of March 31, 2021, an increase of 48.2% Y-o-Y (March 31, 2020: 286,990 sqm).

•	Area in service increased by 14,262 sqm in the first quarter of 2021 to 332,534 sqm as of March 31, 2021, an increase of 44.6% Y-o-Y (March 31, 2020: 229,986 sqm).

•	Commitment rate for area in service was 94.6% as of March 31, 2021 (March 31, 2020: 91.9%).

•	Area under construction was 161,611 sqm as of March 31, 2021 (March 31, 2020: 110,706 sqm).

•	Pre-commitment rate for area under construction was 68.4% as of March 31, 2021 (March 31, 2020: 68.4%).

•	Area utilized by customers increased by 16,152 sqm in the first quarter of 2021 to 242,364 sqm as of March 31, 2021, an increase of 47.9% Y-o-Y (March 31, 2020: 163,838 sqm).

•	Utilization rate for area in service was 72.9% as of March 31, 2021 (March 31, 2020: 71.2%).

“We delivered another solid quarter as we continued to execute our strategy with excellence,” said Mr. William Huang, Chairman and Chief Executive Officer. “During the first quarter, we booked over 23,000 sqm in net additional area committed, continuing our strong sales momentum. We are confident of achieving our sales target for this year. On the supply side, we added more scarce and strategic resources in Tier 1 markets, maintaining our competitive advantage in an environment where there is an increasingly limited prime supply.”

“We continued our strong sales momentum with steady top-line growth, achieving a revenue increase of 37.5% and adjusted EBITDA growth of 43.0%,” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin reached 47.9%, 1.8 percentage points higher compared with the first quarter of last year. Our solid financial position, as evidenced by our strong balance sheet, is set to support our future growth and propel us toward our long-term goals.”

First Quarter 2021 Financial Results

Net revenue in the first quarter of 2021 was RMB1,706.0 million (US$260.4 million), a 37.5% increase over the first quarter of 2020 of RMB1,240.4 million and a 4.6% increase over the fourth quarter of 2020 of RMB1,631.6 million. Service revenue in the first quarter of 2021 was RMB1,704.5 million (US$260.2 million), a 38.3% increase over the first quarter of 2020 of RMB1,232.6 million and a 4.7% increase over the fourth quarter of 2020 of RMB1,627.5 million. The increase over the previous quarter was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 16,152 sqm of net additional area utilized in the first quarter of 2021 which mainly related to the Shanghai 19 (“SH19”) Phase 1, Guangzhou 6 (“GZ6”), Beijing 8 (“BJ8”), Langfang 2 (“LF2”) and Huailai 1 (“HL1”) data centers. Revenue from IT equipment sales was RMB1.5 million (US$0.2 million), compared with RMB7.8 million in the first quarter of 2020 and RMB4.1 million in the fourth quarter of 2020.

Cost of revenue in the first quarter of 2021 was RMB1,309.1 million (US$199.8 million), a 47.1% increase over the first quarter of 2020 of RMB890.1 million and an 9.0% increase over the fourth quarter of 2020 of RMB1,201.6 million. The increase over the previous quarter was mainly due to an increase in power consumption as a result of higher area utilized, and an increase in depreciation and amortization costs related to new data centers coming into service in the previous quarter, namely Shanghai 13 (“SH13”), Shanghai 14 (“SH14”) Phase 1, Shanghai 16 (“SH16”), Beijing 7 (“BJ7”), and Langfang 8 (“LF8”), and data center acquisitions which closed in the previous quarter, namely Beijing 9 (“BJ9”) and SH19 Phase 1, as well as new data centers coming into service in the first quarter of 2021, namely BJ8 and HL1.

Gross profit was RMB396.9 million (US$60.6 million) in the first quarter of 2021, a 13.3% increase over the first quarter of 2020 of RMB350.3 million, and a 7.7% decrease over the fourth quarter of 2020 of RMB430.0 million. Gross profit margin was 23.3% in the first quarter of 2021, compared with 28.2% in the first quarter of 2020, and 26.4% in the fourth quarter of 2020. The decrease in gross profit margin over the previous quarter was primarily due to higher depreciation and amortization costs as a result of new data centers coming into service and data center acquisitions which closed in the fourth quarter of 2020, and new data centers coming into service in the first quarter of 2021, partially offset by improved power efficiency achieved in the colder months.

Adjusted Gross Profit1 (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB928.0 million (US$141.6 million) in the first quarter of 2021, a 39.6% increase over the first quarter of 2020 of RMB664.9million and an 6.2% increase over the fourth quarter of 2020 of RMB873.5 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

1 During the third quarter of 2020, the Company has changed the description of “Adjusted Net Operating Income” and “Adjusted Net Operating Income Margin”, to “Adjusted Gross Profit” and “Adjusted Gross Profit Margin”, respectively. The change in description and presentation of non-GAAP reconciliation does not change the outcome of the operating metrics or financial results.

Adjusted GP margin (non-GAAP) was 54.4% in the first quarter of 2021, compared with 53.6% in the first quarter of 2020, and 53.5% in the fourth quarter of 2020. The increase over the previous quarter was mainly due to improved power efficiency achieved in the colder months.

Selling and marketing expenses, excluding share-based compensation expenses of RMB15.3 million (US$2.3 million), were RMB20.4 million (US$3.1 million) in the first quarter of 2021, a 19.4% increase from the first quarter of 2020 of RMB17.1 million (excluding share-based compensation of RMB13.2 million) and a 19.3% decrease from the fourth quarter of 2020 of RMB25.3 million (excluding share-based compensation of RMB14.5 million). The decrease over the previous quarter was primarily due to an increase in marketing expenses incurred around the time of secondary listing in Hong Kong in the fourth quarter of 2020.

General and administrative expenses, excluding share-based compensation expenses of RMB59.7 million (US$9.1 million), depreciation and amortization expenses of RMB62.1 million (US$9.5 million) and operating lease cost relating to prepaid land use rights of RMB8.2 million (US$1.3 million), were RMB101.1 million (US$15.4 million) in the first quarter of 2021, a 72.0% increase over the first quarter of 2020 of RMB58.8 million (excluding share-based compensation expenses of RMB35.9 million, depreciation and amortization expenses of RMB21.9 million and operating lease cost relating to prepaid land use rights of RMB0.5 million) and a 16.3% increase from the fourth quarter of 2020 of RMB86.9 million (excluding share-based compensation of RMB63.6 million, depreciation and amortization expenses of RMB67.9 million, and operating lease cost relating to prepaid land use rights of RMB6.9 million). The increase over the previous quarter was primarily due to an increase in professional fees related to acquisition transactions.

Research and development costs were RMB9.3 million (US$1.4 million) in the first quarter of 2021, compared with RMB8.7 million in the first quarter 2020 and RMB10.0 million in the fourth quarter of 2020.

Net interest expenses for the first quarter of 2021 were RMB357.7 million (US$54.6 million), a 37.1% increase over the first quarter of 2020 of RMB260.9 million and a 7.5% decrease over the fourth quarter of 2020 of RMB386.7 million. The decrease over the previous quarter was mainly due to a lower level of non-recurring financing costs related to debt refinancing activities.

Foreign currency exchange gain for the first quarter of 2021 was RMB1.2 million (US$0.2 million), compared with a loss of RMB12.6 million in the first quarter of 2020 and a loss of RMB3.7 million in the fourth quarter of 2020.

Others, net for the first quarter of 2021 was RMB16.3 million (US$2.5 million), compared with RMB2.9 million in the first quarter of 2020 and RMB7.6 million in the fourth quarter of 2020. The increase is primarily due to a higher level of government grants during the quarter.

Net loss in the first quarter of 2021 was RMB278.7 million (US$42.5 million), compared with a net loss of RMB92.0 million in the first quarter of 2020 and a net loss of RMB271.5 million in the fourth quarter of 2020.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment. Adjusted EBITDA was RMB817.9 million (US$124.8 million) in the first quarter of 2021, a 43.0% increase over the first quarter of 2020 of RMB572.1 million and a 7.9% increase over the fourth quarter of 2020 of RMB758.0 million.

Adjusted EBITDA margin (non-GAAP) was 47.9% in the first quarter of 2021, compared with 46.1% in the first quarter of 2020, and 46.5% in the fourth quarter of 2020. The increase over the previous quarter was mainly due to improved power efficiency achieved in the colder months and a higher level of government grants received resulting in an increase in others, net.

Basic and diluted loss per ordinary share in the first quarter of 2021 was RMB0.21 (US$0.03), compared with RMB0.09 in the first quarter of 2020, and RMB0.21 in the fourth quarter of 2020.

Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2021 was RMB1.66 (US$0.25), compared with RMB0.71 in the first quarter of 2020, and RMB1.70 in the fourth quarter of 2020. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the first quarter of 2021 was 425,277 sqm, compared with 286,990 sqm at the end of the first quarter of 2020 and 401,554 sqm at the end of the fourth quarter of 2020, an increase of 48.2% Y-o-Y and 5.9% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2021, net additional total area committed was 23,723 sqm, including significant contributions from Beijing 13 (“BJ13”), Langfang 11 (“LF11”), Langfang 12 (“LF12”), Langfang 13 (“LF13”), Hong Kong 1 (“HK1”) and Chongqing 1 (“CQ1”) data centers.

Data Center Resources

Area in service at the end of the first quarter of 2021 was 332,534 sqm, compared with 229,986 sqm at the end of the first quarter of 2020 and 318,272 sqm at the end of the fourth quarter of 2020, an increase of 44.6% Y-o-Y and 4.5% Q-o-Q. In the first quarter of 2021, BJ8 and HL1 data centers came into service.

Area under construction at the end of the first quarter of 2021 was 161,611 sqm, compared with 110,706 sqm at the end of the first quarter of 2020 and 137,070 sqm at the end of the fourth quarter of 2020, an increase of 46.0% Y-o-Y and an increase of 17.9% Q-o-Q, respectively. In the first quarter of 2021, construction commenced on the BJ13, LF11, LF12, LF13 and CQ1 data centers.

●	BJ13 is the first data center on a large site in the Tongzhou District of Beijing, as previously disclosed, undertaken by the joint venture formed by GDS and CITIC Private Equity, with GDS holding an initial 58% equity interest. According to the latest design, the Company will develop two data centers on the site, BJ13 and Beijing 14 (“BJ14”). BJ13 will yield a net floor area of 13,903 sqm and is currently under construction. It is expected to come into service in the first half of 2022. BJ13 has been 39.3% pre-committed by an existing top customer. BJ14 will yield a net floor area of approximately 14,700 sqm and is currently held for future development.

●	LF11 and LF12 are conversions of two adjacent buildings on the same site in the existing Langfang cluster. LF11 and LF12 will yield net floor areas of 2,345 sqm and 2,660 sqm respectively and are expected to come into service in the second half of 2021 and first half of 2022 respectively. They have been fully pre-committed by an existing top customer.

●	LF13 is the first data center which is being constructed on Langfang Land Site 2. LF13 will yield a net floor area of 11,344 sqm and is expected to come into service in the first half of 2022. It has been 50% pre-committed by an existing top customer. The remaining area of Langfang Land Site 2 is currently held for future development.

●	CQ1 is the first data center which is being constructed on the greenfield site previously acquired from the Chongqing local government. CQ1 will yield a net floor area of 8,640 sqm and is expected to come into service in the second half of 2021. CQ1 has been 50% pre-committed by an existing top customer. The remaining area of the Chongqing land is currently held for future development.

Commitment rate for area in service was 94.6% at the end of the first quarter of 2021, compared with 91.9% at the end of the first quarter of 2020 and 94.3% at the end of the fourth quarter 2020. Pre-commitment rate for area under construction was 68.4% at the end of the first quarter of 2021, compared with 68.4% at the end of the first quarter of 2020 and 73.9% at the end of the fourth quarter of 2020.

Area utilized at the end of the first quarter of 2021 was 242,364 sqm, compared with 163,838 sqm at the end of the first quarter of 2020 and 226,212 sqm at the end of the fourth quarter of 2020, an increase of 47.9% Y-o-Y and 7.1% Q-o-Q. Net additional area utilized was 16,152 sqm in the first quarter of 2021, which mainly came from additional area utilized in the SH19 Phase 1, GZ6, BJ8, LF2 and HL1 data centers.

Utilization rate for area in service was 72.9% at the end of the first quarter of 2021, compared with 71.2% at the end of the first quarter of 2020 and 71.1% at the end of the fourth quarter of 2020.

Langfang Land Site 5

During the first quarter of 2021, the Company acquired from the local government a new greenfield site in Langfang (namely “Langfang Land Site 5”), within the Company’s existing Langfang cluster. Langfang Land Site 5 has a land area of approximately 35,000 sqm. According to the preliminary design, it will yield a net floor area of approximately 18,000 sqm. Langfang Land Site 5 is currently held for future development.

Liquidity

As of March 31, 2021, cash was RMB14,914.1 million (US$2,276.3 million). Total short-term debt was RMB2,574.3 million (US$392.9 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB2,287.1 million (US$349.1 million) and the current portion of finance lease and other financing obligations of RMB287.3 million (US$43.8 million). Total long-term debt was RMB21,747.5 million (US$3,319.3 million), comprised of long-term borrowings (excluding current portion) of RMB11,739.6 million (US$1,791.8 million), convertible bonds of RMB1,945.1 million (US$296.9 million) and the non-current portion of finance lease and other financing obligations of RMB8,062.8 million (US$1,230.6 million). During the first quarter of 2021, the Company obtained new debt financing and re-financing facilities of RMB1,253.4 million (US$191.3 million).

Recent Developments

Taicang Land Site 1

The Company recently entered into equity purchase agreements to acquire 100% equity interest of target companies which own a greenfield site with required power approval and permits in Taicang, Jiangsu Province. It is ideally located in between the existing Shanghai Waigaoqiao cluster (around 50km to its west) and the existing Changshu site (around 25km to its east), supplementing the Company’s resource pipeline in the Shanghai market. The site has a land area of approximately 59,000 sqm and once fully developed, will yield a net floor area of approximately 49,000 sqm according to the preliminary design.

Beijing 15 and Tianjin 1 Acquisitions

The Company recently completed the previously disclosed acquisitions of Beijing 15 (“BJ15”) and Tianjin 1 (“TJ1”). BJ15 has a net floor area of 19,166 sqm. It is fully operational and is currently approximately 80% utilized. TJ1 will yield a net floor area of approximately 14,000 sqm, and is currently under construction. It is expected to come into service in the second half of 2021.

Business Outlook

The Company confirms that the previously provided guidance for total revenues of RMB7,700 – RMB8,000 million and adjusted EBITDA of RMB3,660 – RMB3,800 million, and capex of around RMB12,000 million remains unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 8:00 p.m. U.S. Eastern Time on May 19, 2021 (8:00 a.m. Beijing Time on May 20, 2021) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	+1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
Mainland China:	400-620-8038
Conference ID:	9394138

Participants should dial in at least 10 minutes before the scheduled start time and provide the Conference ID to the Operator to be connected to the conference. Due to conditions surrounding the outbreak of COVID-19, participants may experience longer than normal hold period before being assisted to join the call. The Company thanks everyone in advance for their patience and understanding.

A telephone replay will be available approximately two hours after the call until June 3, 2021 09:59 AM U.S. ET by dialing:

United States:	+1-646-254-3697
International: Hong Kong: Mainland China:	+61-2-8199-0299 +852-3051-2780 400-632-2162
Replay Access Code:	9394138

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted EBITDA, adjusted EBITDA margin, adjusted GP and adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating adjusted EBITDA and adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted GP, and adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses and gain from purchase price adjustment, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB 6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access all the major PRC telecommunications networks, as well as the largest PRC and global public clouds which are hosted in many of its facilities. The Company offers colocation and managed services, including direct private connection to leading public clouds, an innovative service platform for managing hybrid clouds and, where required, the resale of public cloud services. The Company has a 20-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID-19 outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its annual report on form 20-F. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5176-5509

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

GDS HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	US$
Assets
Current assets
Cash	16,259,457	14,914,125	2,276,340
Accounts receivable, net of allowance for doubtful accounts	1,480,335	1,810,402	276,321
Value-added-tax (“VAT”) recoverable	155,620	171,058	26,109
Prepaid expenses and other current assets	423,394	452,888	69,124
Total current assets	18,318,806	17,348,473	2,647,894

Property and equipment, net	29,596,061	31,226,004	4,766,019
Prepaid land use rights, net	678,190	674,638	102,970
Operating lease right-of-use assets	3,059,700	3,255,644	496,908
Goodwill and intangible assets, net	3,381,715	3,353,004	511,768
Other non-current assets	2,224,323	2,454,386	374,612
Total assets	57,258,795	58,312,149	8,900,171

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,153,390	2,287,057	349,073
Accounts payable	3,657,112	3,441,607	525,292
Accrued expenses and other payables	1,492,649	1,536,932	234,582
Operating lease liabilities, current	86,258	124,546	19,009
Finance lease and other financing obligations, current	254,412	287,280	43,847
Total current liabilities	7,643,821	7,677,422	1,171,803

Long-term borrowings, excluding current portion	10,566,746	11,739,585	1,791,811
Convertible bonds payable	1,928,466	1,945,097	296,880
Operating lease liabilities, non-current	1,542,895	1,650,128	251,859
Finance lease and other financing obligations, non-current	8,097,881	8,062,809	1,230,625
Other long-term liabilities	811,264	657,917	100,418
Total liabilities	30,591,073	31,732,958	4,843,396

Mezzanine equity
Redeemable preferred shares	980,910	987,885	150,781
Redeemable non-controlling interests	120,820	187,526	28,622
Total mezzanine equity	1,101,730	1,175,411	179,403

Shareholders' equity
Ordinary shares	507	507	77
Additional paid-in capital	28,728,717	28,817,123	4,398,352
Accumulated other comprehensive loss	(439,635)	(413,512)	(63,114)
Accumulated deficit	(2,723,597)	(3,000,338)	(457,943)
Total shareholders’ equity	25,565,992	25,403,780	3,877,372
Commitments and contingencies

Total liabilities, mezzanine equity and shareholders' equity	57,258,795	58,312,149	8,900,171

GDS HOLDINGS LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for number of shares and per share data)

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net revenue
Service revenue	1,232,589	1,627,451	1,704,492	260,156
Equipment sales	7,829	4,149	1,475	225
Total net revenue	1,240,418	1,631,600	1,705,967	260,381
Cost of revenue	(890,080)	(1,201,554)	(1,309,115)	(199,810)
Gross profit	350,338	430,046	396,852	60,571

Operating expenses
Selling and marketing expenses	(30,305)	(39,720)	(35,695)	(5,448)
General and administrative expenses	(117,043)	(225,342)	(231,099)	(35,272)
Research and development expenses	(8,744)	(10,042)	(9,293)	(1,418)
Income from operations	194,246	154,942	120,765	18,433
Other income (expenses):
Net interest expenses	(260,865)	(386,736)	(357,670)	(54,591)
Foreign currency exchange (loss) gain, net	(12,619)	(3,698)	1,202	183
Others, net	2,916	7,617	16,309	2,489
Loss before income taxes	(76,322)	(227,875)	(219,394)	(33,486)
Income tax expenses	(15,709)	(43,626)	(59,343)	(9,058)
Net loss	(92,031)	(271,501)	(278,737)	(42,544)
Net loss attributable to redeemable non-controlling interests	0	1,567	1,996	305
Net loss attributable to GDS Holdings Limited shareholders	(92,031)	(269,934)	(276,741)	(42,239)
Accretion to redemption value of redeemable non-controlling interests	0	(11,485)	(11,970)	(1,827)
Net loss available to GDS Holdings Limited shareholders	(92,031)	(281,419)	(288,711)	(44,066)
Cumulative dividend on redeemable preferred shares	(13,225)	(12,758)	(12,183)	(1,859)
Net loss available to GDS Holdings Limited ordinary shareholders	(105,256)	(294,177)	(300,894)	(45,925)

Loss per ordinary share
Basic and diluted	(0.09)	(0.21)	(0.21)	(0.03)

Weighted average number of ordinary share outstanding
Basic and diluted	1,181,502,498	1,383,065,366	1,445,786,554	1,445,786,554

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net loss	(92,031)	(271,501)	(278,737)	(42,544)
Foreign currency translation adjustments, net of nil tax	(9,549)	(333,728)	26,123	3,987
Comprehensive loss	(101,580)	(605,229)	(252,614)	(38,557)
Comprehensive loss attributable to redeemable non-controlling interests	0	1,567	1,996	305
Comprehensive loss attributable to GDS Holdings Limited shareholders	(101,580)	(603,662)	(250,618)	(38,252)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net loss	(92,031)	(271,501)	(278,737)	(42,544)
Depreciation and amortization	319,026	478,400	560,220	85,506
Amortization of debt issuance cost and debt discount	14,377	79,607	35,942	5,486
Share-based compensation expense	67,143	111,237	108,111	16,501
Others	(25,226)	(2,696)	(13,135)	(2,005)
Changes in operating assets and liabilities	(453,088)	(82,455)	(436,598)	(66,638)
Net cash (used in) provided by operating activities	(169,799)	312,592	(24,197)	(3,694)

Purchase of property and equipment and land use rights	(2,525,678)	(2,331,998)	(2,274,905)	(347,218)
Payments related to acquisitions and investments	(10,262)	(413,231)	(32,805)	(5,007)
Net cash used in investing activities	(2,535,940)	(2,745,229)	(2,307,710)	(352,225)

Net proceeds from financing activities	604,262	13,117,261	938,433	143,233
Net cash provided by financing activities	604,262	13,117,261	938,433	143,233
Effect of exchange rate changes on cash and restricted cash	25,587	(464,882)	46,069	7,032

Net (decrease) increase of cash and restricted cash	(2,075,890)	10,219,742	(1,347,405)	(205,654)
Cash and restricted cash at beginning of period	5,973,262	6,273,187	16,492,929	2,517,313
Cash and restricted cash at end of period	3,897,372	16,492,929	15,145,524	2,311,659

GDS HOLDINGS LIMITED
RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS
(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")
except for percentage data)

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Gross profit	350,338	430,046	396,852	60,571
Depreciation and amortization	296,601	409,396	496,939	75,848
Operating lease cost relating to prepaid land use rights	0	1,360	1,259	192
Accretion expenses for asset retirement costs	896	1,174	1,834	280
Share-based compensation expenses	17,103	31,553	31,147	4,754
Adjusted GP	664,938	873,529	928,031	141,645
Adjusted GP margin	53.6%	53.5%	54.4%	54.4%

GDS HOLDINGS LIMITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (Amount in thousands of Renminbi ("RMB") and US dollars ("US$") except for percentage data)

	Three months ended
	March 31, 2020	December 31, 2020	March 31, 2021
	RMB	RMB	RMB	US$
Net loss	(92,031)	(271,501)	(278,737)	(42,544)
Net interest expenses	260,865	386,736	357,670	54,591
Income tax expenses	15,709	43,626	59,343	9,058
Depreciation and amortization	319,026	478,400	560,220	85,506
Operating lease cost relating to prepaid land use rights	496	8,281	9,506	1,451
Accretion expenses for asset retirement costs	896	1,174	1,834	280
Share-based compensation expenses	67,143	111,237	108,111	16,501
Adjusted EBITDA	572,104	757,953	817,947	124,843
Adjusted EBITDA margin	46.1%	46.5%	47.9%	47.9%